Exhibit 99.2

Driver Management Company LLC

December 17, 2019

First United Corporation
19 South Second Street
Oakland, MD 21150
c/o Ms. Tonya Sturm, Secretary
Attn: Mmes. Kathryn Burkey, Elaine McDonald and Marisa Shockley, and Messrs. John Barr, Brian Boal, Robert Kurtz, Gary Ruddell, Robert Rudy and Andrew Walls

Via email

Ladies and Gentlemen,

After reviewing the Form 8-K that First United Corporation (“First United” or the “Company”) filed with the SEC yesterday, we were left disappointed by your approach to “addressing changing shareholder expectations and evolving corporate governance practices.” In what we view as a patronizing attempt to appease shareholders, your agreement to approve a plurality voting exception for the 2020 annual meeting of shareholders (the “Annual Meeting”) appears to be nothing more than a reactionary step that was only taken after we publicly complained about it. It seems a little late for the board of directors (the “Board”) to claim credit for this, given that Driver has repeatedly expressed its concerns about the Company’s governance issues over the past several months. Is your position that, unless a shareholder complains, there is no reason to correct corporate governance practices that promote entrenchment at the expense of shareholders’ rights?

We believe there are several corporate governance concerns that persist at First United and require your immediate attention and decisive action: the Board’s questionable independence, a dysfunctional Lead Director, a lack of transparency surrounding Chairman and CEO Carissa Rodeheaver and Ms. Rodeheaver’s troubling stock loan and share ownership.

•	Independence of Directors is Questionable at Best. First United stated in its 2019 proxy statement (the “Proxy Statement”) that each of you have been determined to be “independent directors,” meaning you are devoid of any relationship that “would interfere with the exercise of independent judgement in carrying out the responsibilities of a director.”[1] However, Kathryn Burkey, Robert Kurtz, John McCullough, Elaine McDonald, Gary Ruddell, Robert Rudy and Andrew Walls have each served on the Board for more than 14 years, with the average tenure of all directors exceeding 15 years, calling into question their objectivity and independence from management.[2] Proxy advisory firm Institutional Shareholder Services’ (“ISS”) guidelines consider director tenure over nine years to be excessive, with the potential to compromise a director’s independence, and ISS scrutinizes boards with an average director tenure of over 15 years for independence from management and sufficient turnover to ensure new perspectives. In addition to the lengthy tenure of directors, Mr. Kurtz is the uncle of Brian Boal, a close family relationship that also raises serious questions about their ability to act objectively and in the best interests of shareholders. The Audit Committee is comprised entirely of directors whose “independence” appears to warrant close scrutiny, based on Mr. Boal being the nephew of Mr. Kurtz, and the lengthy tenure of Mmes. Burkey and McDonald and Messrs. Kurtz and McCullough. Please elaborate on the process by which the Board determined that these directors have no relationships that “would interfere with the exercise of independent judgement in carrying out the responsibilities of a director.”

1 http://media.corporate-ir.net/media_files/irol/87/87823/corpgov/nasdaq_marketplace_rule_4200.pdf

2 See, https://www.issgovernance.com/file/policy/latest/americas/US-Voting-Guidelines.pdf (noting the need to “scrutinize boards where the average tenure of all directors exceeds 15 years for independence from management”), https://www.ejproxy.com/media/documents/Egan-JonesProxyVotingPrinciplesandGuidelinesSTANDARD2019_kowTcTe.pdf (stating that an independent director “should not be a member the Company’s Board of Directors for 10 years or more”)

•	Where is Lead Director John McCullough? Three shareholders, including us, have publicly called for First United to immediately explore a sale, suggesting substantial shareholder discontent with the Company’s management team and Board. Given her apparent conflicts of interest,[3] prior and future discussions with Chairman and CEO Carissa Rodeheaver have been and likely would continue to be unproductive, making Mr. McCullough the next appropriate point of contact between shareholders and the Board. However, rather than assuaging our concerns, Mr. McCullough appears to have been absent from any dialogue with shareholders. Why is Mr. McCullough avoiding shareholders? What is the purpose of appointing a Lead Director who seems to shirk critical duties at a time when they are needed the most--when the Chairman is conflicted and seems unwilling to act in the best interest of shareholders? If Mr. McCullough is physically incapable of serving as Lead Director, we believe he should be replaced immediately.
•	Lack of Transparency from Chairman and CEO Carissa Rodeheaver: how many of her relatives are employed by First United? As CEO and Chairman, Ms. Rodeheaver wields unequaled influence over the conduct of First United’s business and affairs. Shareholders have a right to know the full extent of Ms. Rodeheaver’s relationship with First United to understand the depth and breadth of any potential conflicts of interest, including how many of her relatives are employed by the Company, which we believe should not be considered a family business. I have specifically asked both Ms. Rodeheaver and Tonya Strum, First United’s CFO, whether Phil Rodeheaver, First United’s Market President, is related to Ms. Rodeheaver, and received no response. Please clarify whether Mr. Rodeheaver is related to Ms. Rodeheaver and disclose the full extent of Ms. Rodeheaver’s family relationships with employees of First United.
•	Ms. Rodeheaver’s Stock Loan. The Proxy Statement discloses that Ms. Rodeheaver owned 9,165 shares of First United common stock as of February 28, 2019, of which 5,000 shares were “pledged to secure a loan.” But Exhibit 99.1 to the 8-K filed yesterday suggests that Ms. Rodeheaver increased her ownership to 14,988 shares, with no mention of any pledge. Please indicate whether the loan for which Ms. Rodeheaver’s shares served as collateral as of February 28, 2019 was extended by First United and, if so, whether that loan has been repaid in full or is currently secured by other collateral.
•	Ms. Rodeheaver’s Stock Ownership. Based on the closing price of $24.23 per share on December 16, 2019, it appears that Ms. Rodeheaver now owns $363,159 worth of First United stock, less than her total compensation of $393,505 in 2018 as disclosed in the Proxy Statement. This is despite Ms. Rodeheaver having served as an officer of First United for more than 13 years and as an employee since 1992. Please explain how Ms. Rodeheaver’s interests are aligned with shareholders given her seemingly meager stockholdings and comparatively greater economic interest in preserving her job.

Thank you for your prompt responses,

/s/ Abbott Cooper

J. Abbott R. Cooper
Managing Member
Driver Management Company LLC

3 Ms. Rodeheaver’s apparent conflicts include her interest in preserving her job as well as the perks of her position as Chairman and CEO, such as her rapidly expanding portfolio of positions within various bankers’ associations, which we do not believe would be available to her if she were not CEO.

CERTAIN INFORMATION CONCERNING THE PARTICIPANTS

Driver Management Company LLC, together with the other participants named herein (collectively, “Driver”), intend to file a preliminary proxy statement and accompanying WHITE proxy card with the Securities and Exchange Commission (“SEC”) to be used to solicit votes for the election of its slate of highly-qualified director nominees at the 2020 annual meeting of stockholders of First United Corporation, a Maryland corporation (the “Corporation”).

DRIVER STRONGLY ADVISES ALL STOCKHOLDERS OF THE CORPORATION TO READ THE PROXY STATEMENT AND OTHER PROXY MATERIALS AS THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. SUCH PROXY MATERIALS WILL BE AVAILABLE AT NO CHARGE ON THE SEC’S WEB SITE AT HTTP://WWW.SEC.GOV. IN ADDITION, THE PARTICIPANTS IN THIS PROXY SOLICITATION WILL PROVIDE COPIES OF THE PROXY STATEMENT WITHOUT CHARGE, WHEN AVAILABLE, UPON REQUEST. REQUESTS FOR COPIES SHOULD BE DIRECTED TO THE PARTICIPANTS’ PROXY SOLICITOR.

Participants in the Solicitation

The participants in the proxy solicitation are anticipated to be Driver Management Company LLC (“Driver Management”), Driver Opportunity Partners I LP (“Driver Opportunity”), J. Abbott R. Cooper, Michael J. Driscoll, Ed.D, Lisa Narrell-Mead and Ethan C. Elzen.

As of the date hereof, the participants in the proxy solicitation beneficially own in the aggregate 365,212 shares of Common Stock, par value $0.01 per share, of the Corporation (the “Common Stock”). As of the date hereof, Driver Opportunity beneficially owns directly 360,637 shares of Common Stock. Driver Management, as the general partner of Driver Opportunity, may be deemed to beneficially own the shares of Common Stock directly beneficially owned by Driver Opportunity. Mr. Cooper, as the Managing Member of Driver Management, may be deemed to beneficially own the shares of Common Stock directly beneficially owned by Driver Opportunity. As of the date hereof, Dr. Driscoll directly beneficially owns 3,500 shares of Common Stock. As of the date hereof, Ms. Narrell-Mead directly beneficially owns 650 shares of Common Stock. As of the date hereof, Mr. Elzen directly beneficially owns 425 shares of Common Stock.